Exhibit 10.1

LabOne 2003 Management Incentive Compensation Program

The LabOne 2003 Management Incentive Compensation Program is designed to motivate and reward the accomplishment of targeted operating results. The Compensation Committee establishes operating goals under the Program based upon its judgment of reasonable targeted diluted earnings per share. The size of the incentive pool increases up to approximately $2 million pursuant to a formula established by the Committee based on increased diluted earnings per share thresholds. The incentive pool for designated managers and officers is distributed in cash after year-end according to a pre-established weighting. The weighting is based upon the Committee's determination of management's potential contribution to the Company's financial and strategic goals for the year.